ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

6 June 2006

Director/PDMR Shareholding

Reed Elsevier received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”) that the Trust now holds an interest in 16,880,760 shares in Reed Elsevier PLC and 9,134,136 shares in Reed Elsevier NV.

The Trust purchased in the market the following shares on 6 June 2006 in order to satisfy the future vesting of awards under Reed Elsevier’s share incentive schemes:-

947,462 Reed Elsevier PLC ordinary shares at 527.72p per share;
383,959 Reed Elsevier NV ordinary shares at €11.38 per share.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share incentive schemes, and which provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.